BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE FISCAL COUNCIL HELD ON APRIL 26, 2022

1.           Date, Time and Place: Held on April 26, 2022, at 3 p.m., in São Paulo City, São Paulo State, at the BRF S.A.’s (“Company”) office located at Avenida Dra. Ruth Cardoso, 8501, 1st floor, Pinheiros, Zip Code 05425-000.

2.           Call and Attendance: Summons duly held pursuant to the Fiscal Council Internal Regulation of BRF S.A. (“Company”), with the presence of the totality of the members of the Fiscal Council, namely, Mr. Attílio Guaspari, Mr. Marco Antônio Peixoto Simões Velozo and Mr. Bernardo Szpigel.

3.           Presiding Board: President: Mr. Attílio Guaspari. Secretary: Mr. Carlos Eduardo de Castro Neves.

4.           Agenda: (i) Election of the President of the Fiscal Council.

5.           Resolutions: Once the agenda had been examined, the following matter was discussed, and the following resolution was taken:

5.1.       Election of the President of the Fiscal Council : The members of the Fiscal Council, pursuant to article 2.4. of the Fiscal Council Internal Regulation, decided, unanimously, to reelect Mr. Attílio Guaspari as President of the Fiscal Council.

6.           Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Fiscal Council or information presented during the meeting were filed at the Company’s head office.

7.           Closure: There being no other matters to be discussed, the meeting was closed, being the present minutes drawn up by electronic processing, which after having been read and found correct by all those present, were signed.

Minutes of the Ordinary Meeting of the Fiscal Council held on April 26, 2022.

I certify that the above text is an extract of the minutes which are filed in the Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Fiscal Council.

São Paulo, April 26, 2022.

Carlos Eduardo de Castro Neves

Secretary

[This signature page is an integral part of the minutes of the ordinary meeting of the fiscal council of BRF S.A., held on April 26, 2022]

Minutes of the Ordinary Meeting of the Fiscal Council held on April 26, 2022.